

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2018

Emanuel Hilario
President and Chief Executive Officer
The ONE Group Hospitality, Inc.
411 W. 14th Street, 2nd Floor
New York, NY

> **Re: The ONE Group Hospitality, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 2, 2018**
> **File No. 333-222389**

Dear Mr. Hilario:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Documents by Reference, page 36

1. It appears that you are not eligible to incorporate by reference into your Form S-1, given that you have not filed your annual report for your most recently completed fiscal year. Please revise your registration statement to provide all disclosure from Items 3 through 11 of Form S-1 that was otherwise being incorporated by reference into the registration statement and remove references to such incorporation by reference, or advise. See General Instruction VII.C to Form S-1.

2. In that regard please also revise to provide the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2017. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jeffrey P. Schultz, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.